EXHIBIT 99.1


                                           Contact:  Neil Lefort

                              Vice President, Investor Relations

                                                  (630) 527-4344


             MOLEX DELAYS FILING OF QUARTERLY REPORT

             Appoints Acting Chief Financial Officer

      Lisle, IL, USA - November 11, 2004 -- Molex Incorporated (NASDAQ: MOLX and MOLXA), a global electronic components company, announced today that it filed a notification of late filing with the Securities and Exchange Commission yesterday afternoon that provides the company with an extension of the filing deadline for the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 until Monday, November 15, 2004. Molex also announced that its Board of Directors has appointed Robert Mahoney, a current Executive Vice President and former Chief Financial Officer of Molex, as the Acting Chief
Financial Officer of Molex in response to the circumstances described below.

      During the fiscal quarter ended September 30, 2004, Molex's management identified the omission of certain intercompany inventory in its calculation of profit-in-inventory elimination for prior periods. Molex's management determined that Molex's financial statements for the three months ended September 30, 2004 would include a charge of $8.0 million ($5.8 million after-tax or $0.03 per share) related to the omission in prior fiscal periods, of which approximately $3.0 million ($2.2 million after-
tax) was related to fiscal 2004. This charge was reflected in the financial results included in Molex's October 20, 2004 earnings release. Molex concluded that the amounts related to fiscal 2004 and prior years are not material, both individually and in the aggregate, to the trends of the financial statements for those periods affected, and to a fair presentation of Molex's results of operations and financial statements. Molex's audit committee concurs with management's recommendations as to the accounting treatment for such omission. Molex's management is not aware of any information which would result in additional adjustments for the prior fiscal periods or financial results contained in the October 20, 2004 earnings release.

       Deloitte & Touche LLP, Molex's independent auditors, expressed to Molex's audit committee that the omission described above should have been disclosed in the August 20, 2004 representation letter of Molex's Chief Executive Officer and Chief Financial Officer delivered to Deloitte & Touche in connection with the audit of Molex's financial statements as of and for the year ended June 30, 2004. The signatories did not believe that the matter was required to be addressed in that letter.

      Molex's audit committee, with the assistance of independent legal and accounting advisors, conducted an inquiry into these circumstances. No additional adjustments have been identified as a result of this inquiry. The audit committee presented the findings of the inquiry to Deloitte & Touche, and Deloitte & Touche has requested additional information relating to this matter, and the Audit Committee is responding to that request.

      The Molex Board of Directors on November 10 named Robert Mahoney, a current Executive Vice President and former Chief Financial Officer of Molex, as the Acting Chief Financial Officer, and reassigned the prior Chief Financial Officer to the position of Vice President and Treasurer. The Board's action was in response to Deloitte & Touche having advised Molex that, because of its view that this matter should have been disclosed in the August 20, 2004 representation letter, Deloitte & Touche would require representations and certifications from a new principal accounting and financial officer in connection with
Molex's   future  filings  with  the  Securities   and   Exchange
Commission containing financial statements, including the Form 10-Q for the fiscal quarter ended September 30, 2004. Deloitte & Touche advised Molex that it is considering whether it would require representations and certifications from a new principal executive officer in connection with Molex's future SEC filings, and Molex is reviewing potential alternatives pending receipt of Deloitte & Touche's definitive position.

      Deloitte & Touche further advised Molex that, in light of its requests for additional information related to these matters, Deloitte & Touche is currently unable to complete its review under Statement of Auditing Standards No. 100 "Interim Financial Information" of the Company's unaudited financial statements for the fiscal quarter ended September 30, 2004. The Company intends to file the Form 10-Q for the fiscal quarter ended September 30, 2004 when such review has been completed.

      Statements   in  this release that are not  historical  are
forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Certain of these risks and uncertainties are set forth in Molex's 10-K and other documents filed with the Securities and Exchange Commission and include economic conditions in various regions, product and price competition and foreign currency exchange rate changes. Molex does not undertake to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.

      The  Company's Annual Report, as well as news releases  and
other   supplementary   financial   data    is    available    by
accessing  the Company's website at www.molex.com.

      Molex Incorporated is a 66-year-old manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products in 55 plants in 19 countries throughout the world.

      Editor's   note:   Molex is traded on the NASDAQ   National
Market  System   in  the  United States and on the  London  Stock
Exchange. The companies voting stock (MOLX) is included in the S&P 500 Index and the NASDAQ 100.